SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 17, 2019

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 17, 2019	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President and Chief Financial & Corporate Development Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES AGM VOTE RESULTS

Calgary, Alberta (January 17, 2019) – Shaw Communications Inc. (“Shaw” or, the “Corporation”) announced that, at its annual meeting of shareholders held earlier today, the resolutions proposed in Shaw’s management proxy circular were adopted.

The detailed results from the annual shareholder meeting are as follows.

1.	Election of each of the following fifteen nominees as directors of the Corporation (by ballot):

	Votes For		Votes Withheld
	#	%	#	%
Peter J. Bissonnette	19,913,899	99.98	4,067	0.02
Adrian I. Burns	19,913,899	99.98	4,067	0.02
Christy Clark	19,917,866	>99.99	100	<0.01
Richard R. Green	19,913,927	99.98	4,039	0.02
Gregg Keating	19,917,938	>99.99	28	<0.01
Michael W. O’Brien	19,913,899	99.98	4,067	0.02
Paul K. Pew	19,917,938	>99.99	28	<0.01
Jeffrey C. Royer	19,917,938	>99.99	28	<0.01
Bradley S. Shaw	19,917,937	>99.99	29	<0.01
JR Shaw	19,913,898	99.98	4,068	0.02
Mike Sievert	19,917,938	>99.99	28	<0.01
JC Sparkman	19,913,927	99.98	4,039	0.02
Carl E. Vogel	19,917,938	>99.99	28	<0.01
Sheila C. Weatherill	19,913,927	99.98	4,039	0.02
Willard H. Yuill	19,913,927	99.98	4,039	0.02

2.	Appointment of Ernst & Young LLP as auditors of the Corporation (by show of hands – proxy result shown):

Votes For		Votes Withheld
#	%	#	%
19,874,745	>99.99	101	<0.01

3.	Approval of the Corporation’s amended and restated RSU/PSU Plan (by show of hands – proxy result shown):

Votes For		Votes Against
#	%	#	%
19,869,626	99.97	5,220	0.03

4.

Approval of the amendment to the Corporation’s Stock Option Plan, to increase the total number of Class B Non-Voting Participating Shares issuable and reserved for issuance under the plan (by show of hands – proxy result shown):

Votes For		Votes Against
#	%	#	%
19,869,053	99.97	5,793	0.03

5.	Confirm the amended and restated By-Law 1A of the Corporation (by show of hands – proxy result shown):

Votes For		Votes Against
#	%	#	%
19,873,093	99.99	1,753	0.01

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca